jnr RESOURCES
THE URANIUM COMPANY

921-470 Granville St.
Vancouver, B.C. V6C 1V5
Canada
Phone: (604) 684-5118 or 1-800-661-4050
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

02 APR 17 AM 11:

CDNX - JNN

Writer's direct line: (604) 689-7422

April 2, 2002

02028489

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

- News release issued by the Company on April 2, 2002.

We trust that you will find this to be in order.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Yours truly,

JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

dw 4/23

File No. 82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone:(306) 249-3562
Fax: (604) 682-8566
www.jnrresources.com
info@jnrresources.com

jnr RESOURCES
THE URANIUM COMPANY

CDNX: JNN
12g3-2(b): #82-4720

SUPPL

NEWS RELEASE

APRIL 2, 2002
No. 02-06

FIELD WORK RESUMES AT MOORE LAKE

Rick Kusmirski, President of JNR Resources Inc., is pleased to announce that exploration has resumed on the JNR Resources/Kennecott Canada Exploration Inc. Moore Lake uranium project. The program consists of line cutting and ground electromagnetics, and will follow up the mineralization and highly encouraging geochemical results (discussed herein) intersected in holes ML-23 and ML-24.

Drill holes 23 and 24 were targeted following a reinterpretation of existing gravity, magnetic and electromagnetic data, which led to the identification of an east-northeast trending structural corridor which had, prior to this year, only been tested in the immediate area of hole ML-03 (the 'Maverick zone'). Both holes intersected the hanging wall of the structure along with strong bleaching in the upper and basal portions of the sandstone, and broad zones of significant radioactivity in intensely altered and structurally disrupted graphitic pelites (basement).

ML-23 intersected three radioactive intervals varying in width from four to fifteen metres. The best analytical result was 0.40 % U3O8 over 2.10m, from 315.3 to 317.4 metres (incl. 2.2 % U3O8 over 0.3 metres). A 2.60 metre interval from 299.8 to 302.4 returned 0.022 % U3O8. The basement in this hole consists of almost 100 metres of clay altered graphitic pelites. ML-24 also intersected three radioactive intervals, varying in width from four to sixteen metres. The better radiometric results include 0.062 % U3O8 over 0.7 m, from 289.3 to 290.0 metres and 0.11 % U3O8 over 2.30 m from 295.4 to 297.7 metres. In this hole, radiometric results have been reported because of poor core recovery from the respective intervals. The basement in this hole consists of almost 90 metres of altered graphitic pelites, pelites and gneisses.

These results are very encouraging, particularly when one considers that the uranium mineralization was intersected well into the basement rather than at the desired location; which is the unconformity. The potential for identifying economic mineralization up dip and along strike to the northeast and southwest is considered to be very good. The mineralized intervals in both holes 23 and 24 exhibit the classic Ni-Co-As enrichment characteristic of the basement rocks of all unconformity deposits, as well as the base metal enrichment that is common to the McArthur River and Key Lake uranium deposits. The trace

continued.../2

element sandstone geochemistry is also significant and suggests a bimodal source for the uranium. The upper 100 metres of sandstone in both holes is highly anomalous with respect to uranium alone, while the lower 80 metres of sandstone in both holes is anomalous with respect to uranium, boron, nickel and lead, and exhibits a strongly illitic clay signature which is considered to be very favourable.

The next phase of drilling will be laid out once the geophysical results have been evaluated. It should be noted that this portion of the Moore Lake project can be drilled year round.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Rick Kusmirski, President & Director

For further information, please call:
(306) 249-3562